Claros Mortgage Trust, Inc.

c/o Mack Real Estate Credit Strategies, L.P.

60 Columbus Circle, 20th Floor

New York, NY 10023

April 7, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ruairi James Regan

Re:	Claros Mortgage Trust, Inc.

Registration Statement on Form S-3

Filed March 31, 2026

File No. 333-294750

Dear Mr. Regan:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Claros Mortgage Trust, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-294750) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on April 9, 2026 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brent T. Epstein of Latham & Watkins LLP at (213) 891-8185.

Very truly yours,

CLAROS MORTGAGE TRUST, INC.

/s/ J.D. Siegel
J.D. Siegel
Executive Vice President, General Counsel and Secretary

cc:	Brent T. Epstein, Latham & Watkins LLP

Devon L. MacLaughlin, Latham & Watkins LLP